Rex C. Mills
Associate General Counsel
Direct Dial: (972) 577-6908
Facsimile: (972) 577-6085
Email: rex.mills@ps.net
December 13, 2007
VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay E. Ingram Division of Corporation Finance

Re:	Perot Systems Corporation Definitive 14A Filed April 5, 2007 File No. 001-14773
Dear Mr. Ingram:
     With respect to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated November 29, 2007 relating to Perot Systems Corporation’s (the “Company”) Definitive Proxy Statement on Schedule 14A filed with the Commission on April 5, 2007 (the “Proxy Statement”), as we discussed by telephone today, the Company will provide its response to the Commission no later than December 21, 2007.
     Please contact me at 972-577-6908 if you have any questions or concerns regarding our timeframe. Thank you for your assistance.
Very truly yours,
Rex C. Mills
2300 West Plano Parkway    Plano, TX 75075     main: +1 972 577 0000    www.perotsystems.com